

January 25, 2012

<u>Via Facsimile</u>
William W. Smith, Jr.
Chairman of the Board, President and
      Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia
Aliso Viejo, CA 92656

> **Re:**   **Smith Micro Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed on February 25, 2011**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2011**
>   **Filed on May 4 and August 3, 2011**
>   **File No. 000-26536**

Dear Mr. Smith:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Stephen G. Krikorian

                       Stephen G. Krikorian
                       Accounting Branch Chief